PREFEASIBILITY STUDY AT LOULO CONFIRMS UNDERGROUND POTENTIAL

SRK Consulting has completed the first step in extending the life of mine at
Loulo beyond the six years of the present open-pit project with a positive prefeasibility study on the development of underground mines at Loulo 0 and
Yalea.

"Indications are that we could develop significant-margin long-life underground operations by exploiting the deep extensions of the open-pittable orebodies. We have now given SRK the go-ahead to complete the full feasibility study," says
Adrian Reynolds, general manager projects.

According to Rod Quick, the resource manager at Loulo, followup drill campaigns have been approved. These are aimed at better delineating the high-grade shoots at Loulo 0 and Yalea, reducing the interhole spacing and generally increasing the level of confidence in these zones. The drilling will also be used to gather further geotechnical, geohydrological and geothermal data for the feasibility study.